Exhibit 16.1

March 4, 2026

To: Securities and Exchange Commission

We, Victor Mokuolu, CPA PLLC (the “Firm”) was notified via email on February 24, 2026, by Allied Energy, Inc. (the “Company”) of intent to change the Company’s accountants and to cease our services as accountants. The Firm issued its last and final Report of Independent Registered Public Accounting Firm on the Company’s financial statements for the year ended December 31, 2024.

Please accept this letter addressed to the Securities and Exchange Commission, stating Victor Mokuolu, CPA PLLC agrees with the statements made by the Company in its Item 4.01(a) of Form 8-K filed by the Company, dated on March 4, 2026. The Firm received official notice of dismissal and draft of Form 8-K on March 4, 2026.

Very truly yours,

Houston, Texas